FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Algonquin Power & Utilities Corp. (“AQN”) 354 Davis Road Oakville, Ontario L6J 2X1
Item 2.	Date of Material Change
April 17, 2023
Item 3.	News Release
AQN issued a news release through Canada Newswire on April 17, 2023. The news release was also filed on Algonquin’s SEDAR profile at www.sedar.com.
Item 4.	Summary of Material Change

AQN announced today that Liberty Utilities Co., an indirect subsidiary of AQN, has mutually agreed with American Electric Power to terminate the stock purchase agreement regarding Kentucky Power Company and AEP Kentucky Transmission Company, Inc.

Item 5.	Full Description of Material Change

AQN announced today that Liberty Utilities Co., an indirect subsidiary of AQN, has mutually agreed with American Electric Power to terminate the stock purchase agreement regarding Kentucky Power Company and AEP Kentucky Transmission Company, Inc.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information please contact Darren Myers, Chief Financial Officer of AQN, at (905) 465-4500.
Item 9.	Date of Report
April 17, 2023